SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.          Description

1                    Holding(s) in Company released on 24 January 2006
2                    Holding(s) in Company released on 26 January 2006
3                    Directorate Change released on 26 January 2006
4                    Holding(s) in Company released on 27 January 2006


Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

      SEE BELOW LETTER

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     23 JANUARY 2006

11)  Date company informed

     24 JANUARY 2006

12)  Total holding following this notification

     69,452,914

13)  Total percentage holding of issued class following this notification

      11.10%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification


     Date of Notification ....24 JANUARY 2006....................



Amendment 26

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:      RANK Group Plc

2. Notifiable Interest:    Ordinary Shares

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII) investment managers for various non-US investment companies and institutional clients.


3.     The notifiable interests also comprise the notifiable interest of

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC.                                      Amendment No 26

CURRENT OWNERSHIP PERCENTAGE:    11.10%

TOTAL SHARES HELD:            69,452,914

SHARES IN ISSUE:             625,901,997

CHANGE IN HOLDINGS SINCE
 LAST FILING:                +1,611,177 ORDINARY SHARES



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        6,296,390      FPM       NORTHERN TRUST LONDON
                        5,252,110      FPM       STATE STR BK AND TR CO LNDN (S
                        3,979,600      FPM       JP MORGAN, BOURNEMOUTH
                        1,435,700      FPM       MELLON BANK
                        1,365,389      FPM       BANK OF NEW YORK BRUSSELS
                          899,900      FPM       HSBC BANK PLC
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          142,000      FPM       CHASE MANHTTN BK AG FRNKFRT (S
                          137,600      FPM       CLYDESDALE BANK PLC
                           76,800      FPM       JPMORGAN CHASE BANK
                           16,500      FPM       DEXIA PRIVATBANK
                           15,400      FPM       CHASE MANHATTAN LONDON
                          909,100      FMTC      BROWN BROTHERS HARRIMAN AND CO
                          641,000      FMTC      STATE STREET BANK AND TR CO
                          351,300      FMTC      NORTHERN TRUST CO
                          334,100      FMTC      JPMORGAN CHASE BANK
                          233,700      FMTC      BANK OF NEW YORK
                          191,400      FMRCO     NORTHERN TRUST LONDON
                           82,000      FMRCO     STATE STREET BANK AND TR CO
                           62,000      FMRCO     MELLON BANK N.A.
                       40,449,295      FISL      JP MORGAN BOURNEMOUTH
                        1,338,100      FIL       JP MORGAN, BOURNEMOUTH
                          821,951      FIL       BROWN BROS HARRIMAN LTD LUX
                          430,600      FIL       BANK OF NEW YORK BRUSSELS
                          286,100      FIL       JP MORGAN, BOURNEMOUTH
                          227,640      FIL       STATE STR BK AND TR CO LNDN (S
                          222,300      FIL       NORTHERN TRUST LONDON
                        2,084,439      FIL       JP MORGAN, BOURNEMOUTH
                          289,700      FICL      STATE STREET BANK AND TR CO
                           22,900     FIA(K)L    STATE STREET HONG KONG

Exhibit No. 2

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

ORDINARY SHARES

10)  Date of transaction

24 JANUARY 06

11)  Date company informed

26 JANUARY 06

12)  Total holding following this notification

31,226,564

13)  Total percentage holding of issued class following this notification

4.99%

14)  Any additional information



15)  Name of contact and telephone number for queries

CLARE DUFFILL
ASSISTANT COMPANY SECRETARY
TEL:  020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL

     Date of Notification .....26 JANUARY 2006...................


Letter to: Rank Group plc

Dated: 24 January 2006


Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule below is Laurence Pountney Hill London EC4R 0HH.

Letter from: Richard Harding
             For and on behalf of Prudential plc

             Direct Line: 020 7548 3183
             Direct Fax: 020 7548 3268



           Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 23 January 2006


Percentage holdings are calculated using an issued share capital of 625,472,232 ORD GBP0.10 shares

                Registered Holder                    Holding     %

Prudential plc                                    31,226,564   4.99   Total
                                                                      Notifiable
                                                                      interest

                PRUCLT HSBC GIS NOM (UK) PAC AC   29,983,705
                PRUCLT HSBC GIS NOM (UK) PHL AC      625,000
                PRUCLT HSBC GIS NOM (UK) PPL AC      382,859
                PRUCLT HSBC GIS NOM (UK) HYBF AC     235,000


The Prudential
Assurance
Company Limited                                   30,366,564    4.85


                PRUCLT HSBC GIS NOM (UK) PAC AC   29,983,705
                PRUCLT HSBC GIS NOM (UK) PPL AC      382,859

Exhibit No. 3


                                                                27 January 2006

                               The Rank Group Plc

               Ian Burke to succeed Mike Smith as Chief Executive

The Rank Group Plc ("Rank" or "the Company") announces the appointment of Ian Burke, who will succeed Mike Smith as Chief Executive of Rank with effect from 6th March 2006. Ian Burke will join Rank on 6th March 2006 and Mike Smith will retire from the Company at the end of March 2006.

Ian Burke, aged 49, is currently Chief Executive of Holmes Place Health and Fitness Limited ("Holmes Place"). He has extensive experience of the leisure and hospitality industries in the United Kingdom and in mainland Europe. He has also been involved in retail and leisure management in the US. Before joining Holmes Place he was Chief Executive of Thistle Hotels plc. He has also held the position of managing director of Gala Clubs, the bingo operator.

Alun Cathcart, Chairman of Rank, said:

"Since Mike joined Rank in 1999 he has brought about a major transformation of the company, creating a focused business that is well positioned to exploit growth opportunities in the gaming and leisure markets. Under his leadership, Rank has generated significant value for its shareholders through a programme of restructuring and development. On behalf of the Board I would like to express our deep appreciation for all Mike's hard work and dedication over the last seven years.

"We started the search for Mike's successor in October last year and we have been fortunate to identify Ian so early in the process. With his track record in leisure and hospitality and his experience of brand development and franchising, he is well-equipped to lead Rank's continued development."

Rank confirms there is no information to be disclosed under the requirements of Listing Rule 9.6.13 in relation to this appointment.

                                    - END -

Enquiries

The Rank Group Plc
Dan Waugh, Director of Investor Relations         Telephone 020 7535 8031

Press Enquiries

Maitland Consultancy
Suzanne Bartch                                    Telephone 020 7379 5151

Notes to Editors

Biography of Ian Burke

Ian Burke joined Holmes Place as Chief Executive in July 2003 from Thistle Hotels Plc, where he was Chief Executive from 1998. Previously he spent eight years with Bass/Intercontinental in a number of roles including Managing Director of Gala Clubs from 1992-1995 and Managing Director of Holiday Inn's Europe, Middle East & Africa businesses from 1995 to 1998.

Exhibit No. 4



                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW LETTER


5)   Number of shares/amount of stock acquired.

     -


6)   Percentage of issued Class

     -


7)   Number of shares/amount of stock disposed

     -


8)   Percentage of issued Class

     -


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     26 JANUARY 2006


11)  Date company informed

     27 JANUARY 2006


12)  Total holding following this notification

     75,961,992


13)  Total percentage holding of issued class following this notification

     12.14%


14)  Any additional information

     -


15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL


     Date of Notification      27 JANUARY 2006



Amendment 27

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1.   Company in which shares are held:      RANK Group Plc

2.   Notifiable Interest:    Ordinary Shares

     A    FMR Corp
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     B    Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII) investment managers for various non-US investment companies and institutional clients.


3.   The notifiable interests also comprise the notifiable interest of

          Mr Edward C Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC.                                        Amendment No 27

CURRENT OWNERSHIP
PERCENTAGE:                 12.14%

TOTAL SHARES HELD:     75,961,992

SHARES IN ISSUE:      625,901,997

CHANGE IN HOLDINGS
SINCE LAST FILING:     +6,509,078 ORDINARY SHARES



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        6,296,390      FPM       NORTHERN TRUST LONDON
                        5,252,110      FPM       STATE STR BK AND TR CO LNDN (S
                        3,969,600      FPM       JP MORGAN, BOURNEMOUTH
                        1,435,700      FPM       MELLON BANK
                        1,365,389      FPM       BANK OF NEW YORK BRUSSELS
                          899,900      FPM       HSBC BANK PLC
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          142,000      FPM       CHASE MANHTTN BK AG FRNKFRT (S
                          137,600      FPM       CLYDESDALE BANK PLC
                           76,800      FPM       JPMORGAN CHASE BANK
                           16,500      FPM       DEXIA PRIVATBANK
                           15,400      FPM       CHASE MANHATTAN LONDON
                          962,900      FMTC      BROWN BROTHERS HARRIMAN AND CO
                          641,000      FMTC      STATE STREET BANK AND TR CO
                          351,300      FMTC      NORTHERN TRUST CO
                          334,100      FMTC      JPMORGAN CHASE BANK
                          233,700      FMTC      BANK OF NEW YORK
                          191,400      FMRCO     NORTHERN TRUST LONDON
                           82,000      FMRCO     STATE STREET BANK AND TR CO
                           62,000      FMRCO     MELLON BANK N.A.
                       46,545,295      FISL      JP MORGAN BOURNEMOUTH
                        1,338,100      FIL       JP MORGAN, BOURNEMOUTH
                          821,951      FIL       BROWN BROS HARRIMAN LTD LUX
                          430,600      FIL       BANK OF NEW YORK BRUSSELS
                          286,100      FIL       JP MORGAN, BOURNEMOUTH
                          227,640      FIL       STATE STR BK AND TR CO LNDN (S
                          222,300      FIL       NORTHERN TRUST LONDON
                        2,453,717      FIL       JP MORGAN, BOURNEMOUTH
                          289,700      FICL      STATE STREET BANK AND TR CO
                           22,900     FIA(K)L    STATE STREET HONG KONG

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  30 January 2006

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary